EXHIBIT (11)
                        SPRINT CORPORATION
             COMPUTATION OF EARNINGS PER COMMON SHARE
               (In Millions, Except Per Share Data)


                                                     Three Months
                                                        Ended
                                                      March 31,
                                                   1995       1994
                                                     (Unaudited)
Primary earnings per share

Net income                                       $ 224.3    $ 227.4
Preferred stock dividends                           (0.7)      (0.7)
Earnings applicable to common stock              $ 223.6    $ 226.7

Weighted average number of common shares (1)       349.5      346.7

Primary earnings per share                       $  0.64    $  0.65


Fully diluted earnings per share

Earnings applicable to common stock              $ 223.6    $ 226.7
Convertible preferred stock dividends                0.1        0.1
Earnings as adjusted for purposes of computing
 fully diluted earnings per share                $ 223.7    $ 226.8

Weighted average number of common shares           349.5      346.7
Additional dilution for common stock equivalents     1.5        1.2
and dilutive securities
Total                                              351.0      347.9

Fully diluted earnings per share                 $  0.64    $  0.65

(1) Weighted average number of common shares have been adjusted for dilutive common stock equivalents using the treasury stock method.